SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 (FILE No. 333-116323) OF EMBRATEL PARTICIPAÇÕES S.A. AND EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the
Finance Ministry under No. CNPJ/MF 02.558.124/0001-12
NIRE No. 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS MEETING
(free translation from Portuguese original)

DATE, TIME AND PLACE: July 23, 2004, at 7:30 PM, in the Company’s registered offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro (RJ).

CALL TO MEETING AND PRESENCE: The Members of the Board of Directors were called to the meeting in a regular manner and those participating at it were the Board Members signing below.

Agenda and Decisions: 1) Resignations and Election of Executive Officers. Consideration and unanimous approval was granted by the Board of Directors to the resignations from the positions of Company Vice-President, Economic and Finance Director & Investor Relations Director submitted, respectively, by Messrs. Daniel Eldon Crawford and Norbert Glatt, and both were thanked for the dedication they demonstrated in performing their functions and for their excellent work. Thereupon, the following Executive Officers were appointed to replace them: (a) Carlos Henrique Moreira, Brazilian, married, engineer, bearer of identity card No. 12544-D issued by the Rio de Janeiro Chapter of the Regional Engineering, Architectural and Agronomy Council (CREA-RJ), registered as an individual income taxpayer with the Ministry of Finance (CPF/MF) under No. 005.215.077-015, resident and domiciled in this City, with commercial address at Rua Mena Barreto, No. 42 – 7th floor, Botafogo district, City and State of Rio de Janeiro, to serve as President & Chief Executive Officer; and (b) Norbert Glatt, Brazilian, married, engineer, bearer of identity card No. 04081138-2 – issued by the Felix Pacheco Institute of Rio de Janeiro (IFP/RJ), tax registration No. CPF/MF 806.680.977-87, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, No. 1012/15th floor, Centro, City and State of Rio de Janeiro, to serve as Economic and Finance Director & Investor Relations Director, as well as occupying the post of Vice-President until such time as José Formoso Martinez has complied with the legal formalities required by the Brazilian immigration authorities and obtained the documentation required from the appropriate authorities in order to be appointed to the latter post. The Executive Officers hereby appointed submitted to the Company a Declaration of Non-Impediment for the purposes of Article Art. 147, paragraphs 1 and 2, of the Brazilian Corporation Law (Law No. 6404/76), and shall remain in office to fill out the remaining terms of three (3) years of the former officers, who began their terms on April 19, 2004, as provided by the Company bylaws and applicable legislation. Mr. José Formoso Martínez, Mexican, married, engineer, bearer of Mexican Passport No. AGUC194, valid through August 18, 2008, resident and domiciled at Encino Grande, No. 98 casa 09 Tetelpan, Alvaro Obregon, Mexico, D.F., was appointed to the position of Executive Vice-President, a post he will occupy after he has complied with the legal formalities required by the Brazilian immigration authorities and obtained the documentation required from the appropriate authorities. 2) Appointment of Chairman and Vice-Chairman of the Company’s Board of Directors. Pursuant to the provisions contained in Article 20 of the Company’s Bylaws, with abstentions duly noted for Messrs.. Carlos Henrique Moreira and José Formoso Martínez, the Council Members voted to appoint Mr. Carlos Henrique Moreira to serve as Chairman of the Board of Directors and Mr. José Formoso Martínez to serve as Vice-Chairman of the Board of Directors. 3) Setting the Remuneration of the Board Members. Paying due heed to the limit for total annual remuneration of Company administrators, as approved by the Annual General Meeting of Stockholders held on April 20, 2004, the Board Members approved setting the individual monthly remuneration of each member of the Board of Directors at eight thousand Reais (R$ 8,000.00). There being no further business to attend to, these minutes were drawn up and signed by the Board Members present at the meeting. Rio de Janeiro, July 23, 2004. Signed: Carlos Henrique Moreira; José Formoso Martinez; Maria Silvia Bastos Marques; Dilio Sergio Penedo; Oscar Von Hauske; Joel Korn; Alberto de Orleans e Bragança; Cláudia de Azerêdo Santos – Secretary-General.

I Hereby Certify that this is a True and Faithful Copy of the Original Minutes Recorded in the Appropriate Company Record of Minutes Book.

Cláudia de Azerêdo Santos
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004

Embratel Participações S.A.

By:	/S/ Norbert Glatt
Norbert Glatt Title: Economic and Finance Director & Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.